2015
ANNUAL REPORT

INTL · FCStone®

Commodities · Global Payments · Foreign Exchange · Securities

FINANCIAL HIGHLIGHTS

OPERATING REVENUES (in millions)


2015
$624.3
2014
$490.9
2013
$468.2
2012
$448.1
2011
$398.9

INCOME FROM CONTINUING OPERATIONS, BEFORE TAX (in millions)


2015
$78.1
2014
$26.0
2013
$21.2
2012
$22.5
2011
$48.1

TOTAL ASSETS (in millions)


2015
$5,070.0
2014
$3,039.7
2013
$2,848.0
2012
$2,953.0
2011
$2,632.0

STOCKHOLDERS' EQUITY (in millions)


2015
$397.1
2014
$345.4
2013
$335.4
2012
$313.2
2011
$292.6

NET ASSET VALUE PER SHARE


2015
$21.11
2014
$18.29
2013
$17.46
2012
$16.50
2011
$15.69

SELECTED SUMMARY FINANCIAL DATA

(in millions, except share and per share amounts)	Year Ended September 30, 2015	2014	2013	2012	2011
Operating revenues	$624.3	$490.9	$468.2	$448.1	$398.9
Transaction-based clearing expenses	122.7	108.5	110.1	105.3	75.4
Introducing broker commissions	52.7	49.9	40.5	31.0	24.0
Interest expense	17.1	10.5	7.9	5.6	6.4
Net operating revenues	431.8	322.0	309.7	306.2	293.1
Compensation and other expenses:					
Compensation and benefits	251.1	201.9	198.7	197.2	170.6
Communication and data services	28.1	25.8	23.1	22.4	15.4
Occupancy and equipment rental	13.5	12.3	12.0	11.0	8.9
Professional fees	12.5	14.9	12.4	12.6	10.3
Travel and business development	10.5	9.9	10.4	10.4	8.0
Depreciation and amortization	7.2	7.3	8.0	7.2	4.7
Bad debts and impairments	7.3	5.5	0.8	1.5	5.8
Other	23.5	18.4	23.1	21.4	21.3
Total compensation and other expenses	353.7	296.0	288.5	283.7	245.0
Income from continuing operations, before tax	78.1	26.0	21.2	22.5	48.1
Income tax expense	22.4	6.4	2.6	5.5	18.2
Net income from continuing operations	55.7	19.6	18.6	17.0	29.9
(Loss) income from discontinued operations, net of tax	—	-0.3	0.7	-4.3	4.8
Net income	55.7	19.3	19.3	12.7	34.7
Add: Net loss attributable to noncontrolling interests	—	—	—	0.1	0.1
Net income attributable to INTL FCStone Inc. common stockholders	$55.7	$19.3	$19.3	$12.8	$34.8
Earnings per share:					
Basic	$2.94	$1.01	$1.01	$0.67	$1.93
Diluted	$2.87	$0.98	$0.97	$0.64	$1.83
Number of shares:					
Basic	18,525,374	18,528,302	18,443,233	18,282,939	17,618,085
Diluted	18,932,235	19,132,302	19,068,497	19,156,899	18,567,454
Selected Balance Sheet Information:					
Total assets	$5,070.0	$3,039.7	$2,848.0	$2,953.0	$2,632.0
Lenders under loans	$41.6	$22.5	$61.0	$218.2	$77.4
Senior unsecured notes	$45.5	$45.5	$45.5	—	—
Convertible notes	—	—	—	—	$16.7
Stockholders' equity	$397.1	$345.4	$335.4	$313.2	$292.6
Other Data:					
Return on average stockholders' equity (from continuing operations) (a)	15.0%	5.8%	5.7%	5.6%	11.2%
EBITDA	$102.4	$43.8	$37.1	$35.3	$59.2
Employees, end of period	1,231	1,141	1,094	1,074	904
Compensation and benefits as a percentage of operating revenues	40.2%	41.1%	42.4%	44.0%	42.8%

(a) For all periods presented, the return on average stockholders' equity (from continuing operations) excludes the effects of discontinued operations and net loss attributable to noncontrolling interests.

WE OPEN MARKETS

A diversified, global financial services organization, INTL FCStone Inc. provides financial products and advisory and execution services to help our clients access market liquidity, maximize profits and manage risk.

Our history and culture of innovation allows us to provide the maximum flexibility and options for our customers, and supports our leadership in complex markets and businesses around the world. We excel in opening markets for under-served mid-market clients, including small and mid-sized clients seeking insights and guidance, as well as larger institutions seeking access to niche markets.

We are a leader in the development of specialized financial services in commodities, securities, global payments, foreign exchange and other markets. We create added value for our clients by providing access to global financial markets using our industry and financial expertise, deep partner and network relationships, insight and guidance, and integrity and transparency. Our client-first approach differentiates us from large banking institutions, engenders trust, and has enabled us to establish leadership positions in a number of complex fields in financial markets around the world.

A well-capitalized and regulatory-compliant organization, our businesses are supported by our global infrastructure of regulated operating subsidiaries, advanced technology platform and team of more than 1,200 employees. We currently serve more than 20,000 clients, located in more than 130 countries.

Our clients include producers, processors and end-users of nearly all widely traded physical commodities; commercial counterparties who are end-users of our products and services; governmental and non-governmental organizations; and commercial banks, brokers, institutional investors and major investment banks.

Our opportunities vary from mid-sized commercial entities' need for more sophisticated risk management as exposure to markets increases, to emerging markets looking for more comprehensive access to international futures and securities exchanges. Our customer-centric approach tends to lead to long-term client relationships and annuity-like revenue for the company.

BY THE NUMBERS

Access to 36 Global Exchanges	$449 Billion FX Prime Brokerage	1.6 Million OTC Contracts Traded	$56 Million Net Income
126 Million Gold Ounces Traded	$1.8 Billion Segregated Funds	$397 Million Equity	$107 Billion Equity Market Making
	$624 Million Operating Revenue	$102 Million EBITDA	1,200 Employees Globally
		100 Million Exchange Contracts Traded	Managing Business in more than 130 Countries

CHAIRMAN'S LETTER

As we look back at the 2015 fiscal year, we have every reason to feel gratified about our results and confident about the coming year. While we can always perform better and will never become complacent, it is fitting at this juncture to reflect with some degree of satisfaction on our results and on the long-term strategies that led us to where we are today.

Among the many strategically driven initiatives we either completed or substantially advanced during FY2015 was a successfully completed consolidation of four of our U.S. subsidiaries, a complex process that is already yielding more effective utilization of our capital resources and more efficient and streamlined service for our clients.

We also acquired a fixed income firm, G.X. Clarke, resulting in an immediate accretive effect on our earnings; continued our implementation of an interest-rate management program that has already returned substantial results; and continued to develop and expand our core strategy of providing advisory services and risk management to middle market companies across the globe. Lastly, we have instituted a comprehensive sales process in an effort to expand our market share in new regions and industries, and to increase our business with new customers as well as existing ones.

There also have been a number of gradual but perceptible changes in macroeconomic trends working in our favor over the past fiscal year, including an increase in market volatility to more-normal levels after the abnormal events following recent years' financial crises. In addition, new regulations, while costly and difficult to implement, made our competitive space less attractive for major banks and more expensive and difficult for smaller FCMs, even while we have made a concerted and successful effort over the past few years to adjust to this new regulatory environment.

As a result of all of these factors – and of the hard work of our dedicated employees around the globe – we experienced an approximate 34% increase in net operating revenues and an approximate 189% increase in net income. The return on equity was 15%, both a major achievement and an attractive alternative to the risk-free one year treasury, which is currently returning approximately 70 basis points! This performance did not go unnoticed and our stock price appreciated approximately 90% over the past 12 months, an indication that our investors and the market recognize that we are moving in the right direction and beginning to reap the benefits of hard work, the implementation of strategic initiatives and our emphasis on core disciplines.

Taken all together, we have every reason to be highly optimistic about our future as a firm, just so long as we continue to focus on our strengths, maintain our commitment to serving our customers, and continue to enhance our competitive position.

Lastly, this 2015 annual report would not be complete without recognizing the invaluable contributions, past and present, of Scott Branch, who has announced his retirement from executive duties as of the end of calendar year 2016. Without Scott's strategic capabilities, his vision, and his commitment to a business model that continues to prove its efficacy in the marketplace, we would not by any measure be the company we are today. Many thanks are due to Scott, and I am glad to confirm that he will continue his association with our firm as a member of the Board of Directors. Thank you, also, to our management and employees for their continuing efforts and to our shareholders for their loyalty and support.

JOHN RADZIWILL
Chairman



Compound Growth 2011-2015:

19% OPERATING REVENUES

38% INCOME FROM CONTINUING OPERATIONS, BEFORE TAX

11% STOCKHOLDERS' EQUITY

9% NET BOOK VALUE PER SHARE

CHIEF EXECUTIVE'S LETTER

2015 was an excellent year for the Company, a year in which we expanded our market share in every area, met our long-term financial targets and achieved record financial results. This performance is a validation of our strategy to take a long-term view of our business, to invest, and to expand our capabilities despite the difficult market conditions prevalent at the time.

INTL FCStone achieved record net earnings of $55.7 million (up 189%) on record operating revenues of $624.3 million (up 27%). Our Earnings per Share (EPS) was also a record at $2.94, up 189% from a year ago.

We also achieved our long-term target of 15% Return on Equity (ROE), which we believe is a best-in-class performance in our industry.

It is interesting to note that our net earnings in 2015 exceeded that of the previous three years combined, and that our exceptional fourth quarter results exceed those in each of the previous three years.

We experienced strong growth in transaction volumes across the board, with global payments volumes up 70%, foreign exchange up 45%, gold trading up 60%, equity market making up 44%, Over the Counter (OTC) up 24% and exchange traded volumes up 7%. These exceptional transactional volume increases were in stark contrast to industry statistics and indicative of INTL FCStone's increasing share across the board.

During 2015, we expanded our product capabilities and client footprint through the acquisition of the G.X. Clarke rates business. This is a well-respected and recognized business providing value-added trade ideas and principal execution in treasuries, agencies, mortgage-backed and other securities to more than 600 institutional clients. This business has exceeded our expectations so far and we look forward to further expanding the product set and client base in the coming years.

During 2015, we saw our Global Payments business and our Securities segments achieving critical mass. Global Payments achieved this as a result of strong organic growth, and in Securities this was as a result of the G.X. Clarke acquisition combined with strong organic growth in core equities activities. This is a significant development which has resulted in a more balanced and more diverse earnings base for the Company.

OUR PHILOSOPHY

In 2003, the current management team reconfigured the Company as a provider of financial services focused on under-served clients in niche markets. From the outset, we have had to earn our way into relationships by means of deep and specialized knowledge of our clients' markets, high-touch, value-added service, and a total and unwavering commitment to serving our clients' best interests. As we have continued to grow, our client-first philosophy and culture has become deeply embedded in all that we do. Please take the time to read our Corporate Vision statement on our website, which sets out the deeply held values and principles that we as an organization stand for.

Our common sense approach has allowed us to grow and prosper as the financial markets have endured wrenching change. From the original group of less than 10 professionals 12 years ago, we now employ more than 1,200 professionals serving more than 20,000 business relationships located in nearly every country across the globe.



FINANCIAL RESULTS

Our overall segment net income increased by $59.3 million to $188.1 million, up 46% versus a year ago. All of our segments showed strong growth in net segment income except for physical commodities, which was unchanged on the year.

Commercial Hedging, our largest segment, provided an incremental $18.3 million in net segment income (up 27% from 2014). Our exchange-traded business was driven principally by strong continued growth in our London Metal Exchange (LME) metals business, and steady growth in agricultural and energy markets.

The OTC volume growth was driven by increases in use of structured products in domestic grains and strong growth in the softs business.

Our *Global Payments* segment experienced strong organic growth, adding $15.0 million in net segment income – up 53% for the year, and now attaining critical mass. This business is our most scalable platform and has the highest margin of any of our businesses. We are still in the early innings of the adoption phase with many of our large banking clients, which should continue to drive strong transaction volumes and net segment income.

Our *Securities* segment added $19.5 million on incremental segment income, up 93%. This was due both to the acquisition of the rates business in January 2015 (included for 9 months) as well as a strong performance from the equity market making business where we solidified our market leading position.

The *Clearing and Execution Services* (CES) segment provided an incremental $6.6 million in segment income, up 105%. This increase was driven by slightly higher volumes and better pricing on futures and a stronger performance by the foreign exchange prime brokerage activity.

Lastly, our *Physical Commodities* segment was flat versus a year ago, with a strong performance in precious metals offset by a weaker performance in grains and softs markets.

Our client funds (segregated funds) remained fairly constant at $1.8 billion.

However, we were more active in managing and optimizing our exposure to interest rates by investing in longer-duration instruments on a laddered basis. This resulted in an increase in interest earnings of $5.2 million or 90% in our Commercial Hedging and Clearing and Execution Services segments.

To establish the most flexible cost structure to protect our bottom line, we aim to have more than 50% of our total costs as variable and linked to revenue. For 2015, we achieved this objective with 59% of our total costs variable and only 41% fixed, an improved ratio compared to 2014.

"We achieved record operating revenues of $624.3 million, up 27% from the previous year."

Fixed compensation and other fixed costs were $217.9 million, up around 8%; the acquisition of the rates business accounting for most of this increase. We were relatively encouraged by the low increase in fixed costs (net of acquisition impact) despite increasing expenses associated with growing regulatory requirements and increased data costs from exchanges.

Variable expenses were $311.2 million, up 23% in line with improved revenues.

The past fiscal year also marked the completion of the consolidation of two major operating entities in the U.S., our FCM and broker-dealer. This follows the merger of our U.K. operating subsidiaries. This consolidation will allow us to provide all of our products more seamlessly to our growing client base as well as leverage our capital and infrastructure more effectively and efficiently. We anticipate receiving regulatory guidance on the capital requirement for our swap-dealer during the coming year, and if appropriate, will be merging our swap-dealer into the U.S. broker-dealer/FCM.

We concluded fiscal 2015 in a strong financial position, with almost $400mm in shareholders equity and $38.0 million in outstanding borrowings versus $280 million in committed facilities. Our book value per share increased to $21.11, up 15.4% for the year.

Total assets were at $5,070.0 million at the end of the fiscal 2015, a 67% increase over the prior year.

LOOKING FORWARD

As noted in our previous Letters to Shareholders, we believe in the importance of managing our business for the long-term, and a 15% ROE remains an important goal that we will continue to pursue. This target will not always be met – especially when we have industry headwinds or when we decide to invest in new capabilities or markets as was the case in previous years. Also, this long-term target may be exceeded when we experience exceptional market conditions, as was the case in the fourth quarter when we achieved 21% ROE.

Generally speaking, we believe market conditions for our business have been improving incrementally but steadily over the last year or two, although they still remain constrained by coordinated and unprecedented central bank intervention. This has had the effect of keeping volatility and interest rates low, both of which negatively impact our business. After much debate and speculation, it does seem that the slow return to a more normal market environment is about to start, something that should provide a favorable environment for us.

We believe that we are now uniquely placed in the ever-changing financial services industry to provide execution, market intelligence, advisory services and post-trade clearing services in nearly every asset class and market globally. As a consequence, we are ideally positioned to take advantage of consolidation among smaller mono-line firms struggling with increased costs and capital requirements, as well as the retreat of the larger banks from serving smaller mid-sized clients requiring a multi-asset execution capability.


FINE
GOLD
999.9

We also have a unique global payments business which provides a "last mile" capability in more than 130 international markets. During 2015, this business gained critical mass and has now become a leading provider of international payments services to many of the world's largest banks. This is a fast-growing, highly scalable business with very high net margins.

We believe (and are being told by many investment banks and private equity firms) that this is an extremely valuable property. To allow our shareholders to have a better appreciation for this tremendous business, we broke it out as a separate segment in 2014.

We continue to believe that our business model is a strong and effective one – "solving real problems for real clients." Our client-centric, value-added approach, combined with diverse and, in many instances, complementary capabilities, has allowed us to leverage our client relationships, expertise and capital to deliver better returns than most of our peers. We continue to take a disciplined approach to running our business as we seek to grow through organic growth and, where appropriate to our business model and accretive to our shareholders, new acquisition opportunities.

At the end of the fiscal year Scott Branch announced that he would be retiring at the end of 2016. Scott and I started the company 13 years ago and have worked together for close to 20 years and enjoyed a business partnership that has been extraordinarily successful and rewarding both professionally and personally and is rare to find. It is impossible to fully quantify Scott's impact and imprint on the business and we all thank him for his enormous contribution. Scott will remain as a shareholder and board member and we hope to continue to have his guidance and advice for many years to come.

The executive management team would like to thank all of our colleagues for their exceptional contributions during this very productive and record year, our Board and advisors for their guidance, our bankers for their financial support and our stockholders for entrusting their capital to us.

SEAN M. O'CONNOR
Chief Executive Officer

"We believe that we are now uniquely placed to provide execution, market intelligence, advisory services and post-trade clearing services in nearly every asset class and market globally."

OFFICE LOCATIONS

Headquarters: New York (US)
708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485-3500



US Offices

Chicago (IL)
+1 800 504-5633

Bloomfield (NE)
+1 402 861-2522

Bloomington (IL)
+1 800 747-7001

Boca Raton (FL)
+1 561 544-7611

Bowling Green (OH)
+1 800 238-4146

Indianapolis (IN)
+1 866 825-7942

Jersey City (NJ)
+1 201 200-3600

Kansas City (MO)
+1 800 255-6381

Lawrence (KS)
+1 785 338-9230

Miami (FL)
+1 305 925-4900

Minneapolis (MN)
+1 800 447-7993

Mobile (AL)
+1 251-295-9432

Nashville (TN)
+1 615 724-2225

New York (NY)
+1 212 766-0100

Omaha (NE)
+1 800 228-2316

Orlando (FL)
+1 800 541-1977

St. Louis (MO)
+1 800 888-4254

Twin Falls (ID)
+1 800 635-0821

West Des Moines (IA)
+1 800 422-3087

International Offices

Asunción (Paraguay)
+595 21 624 197

Beijing (China)
+86 10 651 30855

Bogota (Colombia)
+57 1 6040021

Buenos Aires (Argentina)
+54 11 4390 7595

Campinas (Brazil)
+55 19 2102 1300

Ciudad del Este (Paraguay)
+595 21 624 197

Dubai (United Arab Emirates)
+971 4 47 8500

Dublin (Ireland)
+353 1 6349140

Goiânia (Brazil)
+55 62 3432 7912

Hong Kong (China)
+852 3469 1900

London (United Kingdom)
+44 20 3580 6000

Maringá (Brazil)
+55 44 3033 6800

Passo Fundo (Brazil)
+51 54 2103 0200

Recife (Brazil)
+55 81 3040 1900

São Paulo (Brazil)
+55 11 3509 5400

Shanghai (China)
+86 21 5108 1234

Singapore (Singapore)
+65 6309 1000

Sorriso (Brazil)
+55 66 3212 4130

Sydney (Australia)
+61 2 809 42000

INTL FCStone provides clients globally with a comprehensive range of customized financial services and tools to help them protect their margins, manage volatility and efficiently access global markets.

Corporate Governance Statement

The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations and accurate financial reporting.

Executives

The roles of Chairman and CEO are split. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors.

Board Of Directors

The Company has a Board of Directors consisting of one executive, two non-independent, and six non-executive directors, all six of whom are independent. The Chairman is a non-executive director. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non-executive directors regularly meet independently of the executive directors. The Nominating & Governance, Audit, Compensation and Risk Committees are each composed of three independent directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert.

Financial Reporting And Internal Control

The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls, and the Risk Committee monitors compliance with risk policies.

Investor Relations

The Company seeks to provide accurate and timely information to stockholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.intlfcstone.com.

Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control, including adverse changes in economic, political and market conditions, losses from the Company's activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company's actual results will not differ materially from any results expressed or implied by the Company's forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

Executive Directors

Sean O'Connor
Chief Executive Officer/President

Officers

William Dunaway
Chief Financial Officer

Xuong Nguyen
Chief Operating Officer

Brian Sephton
Chief Legal & Governance Officer

Bruce Fields
Group Treasurer

Tricia Harrod
Chief Risk Officer

Aaron Schroeder
Chief Accounting Officer

David Bolte
Corporate Secretary

Non-Executive Directors

John Radziwill
Chairman
Member Compensation Committee
Private Investor
Company Director

Paul G. (Pete) Anderson
Retired Company President

Scott Branch
Retired Company President

John M. Fowler
Chairman Compensation Committee
Member Nominating & Governance Committee
Member Risk Committee
Private Investor
Independent Consultant

Daryl Henze
Chairman Audit Committee
Member Risk Committee
Independent Consultant
Company Director

Bruce Krehbiel
Member Audit Committee
Member Nominating & Governance Committee
Chief Executive Officer
Kanza Cooperative Association

Eric Parthemore
Chairman Nominating & Governance
Member Compensation Committee
Chief Executive Officer
Heritage Cooperative, Inc.

Edward J. Grzybowski
Chairman Risk Committee
Member Audit Committee
Independent Consultant

Corporate Headquarters & Stockholder Relations

708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485 3500

Stock Listing

The Company's common stock trades on NASDAQ under the symbol "INTL".

Company Information

To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Group Treasurer Bruce Fields at the Stockholder Relations address or visit our website at www.intlfcstone.com.

Annual Meeting

The annual meeting of stockholders will be held at 10:00 am on Thursday, February 25, 2016 at the following address:

The Alford Inn
300 E. New England Ave.
Winter Park, FL 32789

Stock Transfer Agent & Registrar

Computershare is the transfer agent and registrar for INTL FCStone Inc. Inquiries about stockholders' accounts, address changes or certificates should be directed to Computershare.

To contact by mail:

211 Quality Circle, Suite 210
College Station, TX 77845

www.intlfcstone.com